Mail Stop 4561

	October 11, 2007

R. Nicholas Singh, Esq.
c/o Fixed Income Discount Advisory Company
1211 Avenue of the Americas, Suite 2902
New York, NY  10036

	Re:	Chimera Investment Corporation
		Amendment No. 1 to Registration Statement on Form S-11
      Filed September 27, 2007
		Registration No. 333-145525

Dear Mr. Singh:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Page number references in our comments refer to the marked courtesy copy of the amended registration statement.
General

1. We note your response to comment 1. We apply Industry Guide 5 to blind-pool offerings of REITs. See Securities Act Release 33-6900.
As you note in your response, Industry Guide 5 includes disclosures regarding prior performance of the sponsor. Although you note that your sponsor`s prior programs had different investment strategies,
Item 8 of Industry Guide 5 requests narrative and tabular disclosure regarding the performance of prior programs that do not have the same investment objectives. Please provide such disclosure. In addition to including the other information specified in Item 8, please include in the narrative section disclosure regarding the lack of sponsor experience in certain of your targeted investments.

2. We note your response to comment 3. We have referred it to the Division of Investment Management for their consideration.

Capitalization, page 39

3. Please date you capitalization table as of the date of the latest balance sheet included in the prospectus.

Investment Portfolio, page 54

4. We note your response to comment 18 and the risk factor on page
25. However, it is our understanding that the level of diligence customarily performed by buyers of rated tranches is significantly different than the buyers of unrated tranches. If so, please provide disclosure regarding the additional costs of investing in unrated tranches.

Part II.  Information Not Required in Prospectus

Exhibit 5.1

5. We note that your counsel has assumed that the shares will be issued in accordance with the charter and board resolutions. Please direct counsel to remove these assumptions from the opinion as they are matters that should be covered by the opinion. If counsel is not able to opine that, assuming the shares are issued in accordance with the provisions of the underwriting agreement, that the shares have been issued in accordance with the charter and the resolutions, please tell us why.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow, Staff Accountant at 202-551-
3428
or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3780 with any other questions.



      Sincerely,



Karen J. Garnett
Assistant Director

cc:	Phillip Kardis, Esq. (via facsimile)



R. Nicholas Singh, Esq.
Chimera Investment Corp.
October 11, 2007
Page 1